U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
[ ] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b) [ ] Form 3 Holdings Reported [ ] Form 4 Transactions Reported

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
        Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person Harrington, Sean C.	2. Issuer Name and Ticker or Trading Symbol Steiner Leisure Limited (STNR)					6. Relationship of Reporting Person to Issuer (Check all applicable)
(Last) (First) (Middle) 770 S. Dixie Highway, Suite #200 (Street) Coral Gables, FL 33146 (City) (State) (Zip)	3. IRS Identification Number of Reporting Person, if an Entity (Voluntary)		4. Statement For Month/Year 2000			[ ] Director [ ] 10% Owner [ X] Officer (give title below) [ ] Other (specify below) Managing Director, Elemis Limited
			5. If Amendment, Date of Original (Month/Year) 2/13/01			7. Individual or Joint/Group Filing (Check Applicable Line) [ X]Form Filed by One Reporting Person [ ]Form Filed by More Than One Reporting Person

Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/ Year)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Issuer=s Fiscal Year (Instr. 3 and 4)	6. Ownership Form:Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Amount	(A) or (D)	Price

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If form is filed by more than one reporting person, see instruction 4(b)(v).

FORM 5 (continued)

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver-sion or Exercise Price of Derivative Security	3. Trans-action Date (Month/ Day/Year)	4. Trans-action Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3,4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Num-ber of De- rivative Securities Benefi- cially Owned at End of Year (Instr. 4)	10. Own-ership of Derivative Security:Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Owner- ship (Instr. 4)
				(A)	(D)	Date Exer-cisable	ExpirationDate	Title	Amount or Number of Shares
Employee Share Option (right to buy)	$16.344	3/1/00	A	36,000	--	(1)	2/28/10	Common Shares	36,000	--	36,000	D
Employee Share Option (right to buy)	$13.687	12/22/00	A	33,750	--	(2)	12/21/10	Common Shares	33,750	--	33,750	D

Explanation of Responses:

  These options vest in accordance with the following schedule: 12,000 options vest on each of 3/1/01, 3/1/02 and 3/1/03.
  These options vest in accordance with the following schedule: 11,250 options vest on each of 12/2/01, 12/22/02 and 12/22/03.

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.

If space provided is insufficient, see Instruction 6 for procedure.
/s/ Sean C. Harrington	02/13/02
Sean C. Harrington	Date

SEC 1474 (8-92)